EvoNexus Group LTD

September 24, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joseph Cascarano
Robert Littlepage Alexandra Barone Jan Woo

Re:	EvoNexus Group LTD
Registration Statement on Form F-1
Filed September 8, 2025
File No. 333-290099

Dear sirs and madams:

This letter is in response to the letter dated September 17, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to EvoNexus Group LTD (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response. Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment No. 1”) is being publicly filed to accompany this letter.

Registration Statement on Form F-1

Risk Factors

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq..., page 39

1. We note that Nasdaq recently proposed a new rule that would require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to list on Nasdaq. Please revise your risk factor to address the potential effects this proposal could have on your ability to list and maintain a listing on the Nasdaq Capital Market Exchange.

Response: In response to the Staff’s comments, we have amended our disclosure on page 39 of the Amendment No. 1 accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Chong Li
Name:	Chong Li
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC